EXHIBIT 99.1

Just Energy Reports Fiscal Third Quarter 2020 Results

Previously Announced Strategic Review Remains Active and is Progressing; Decision Anticipated
No Later Than June 30, 2020
Base EBITDA from Continuing Operations of $38.0 million
Company Revises Fiscal Year 2020 Guidance

TORONTO, Feb. 10, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), announced results for its third quarter fiscal 2020 with lower gross margin and Base EBITDA from continuing operations in the current quarter largely driven by a reduction in sales, as a result of the Company’s focus on strengthening the quality of its customer base. The impact of a reduction in the Company’s residential customer base was partly offset by cost containment activities and improved collection performance.

“Over the past several months, we have focused intently on attracting higher quality customers and reducing bad debts,” said Just Energy’s President and Chief Executive Officer, R. Scott Gahn. “As a result of these efforts, our bad debt expense is trending positively and we have now turned our attention to driving measured and profitable sales growth. The enhancement of our customer base and our revised enrollment processes have negatively impacted our results in the near term; however, we remain confident that these efforts will result in a stronger organization that can deliver greater sales optimization and drive improved profitability.”

Key Developments:

(compared to third quarter fiscal 2019, unless otherwise stated)

  The Company’s previously announced strategic review remains active and is advancing towards the Board’s goal of an outcome in the best interests of Just Energy and its stakeholders. In addition to identifying cost saving actions and refinement of the Company’s geographic footprint, the Company has been active in discussions with respect to strategic transaction opportunities. Just Energy anticipates announcing a decision on the strategic review by June 30, 2020.  However, there is no assurance that a transaction will result from the strategic review.

  The Company has made progress on narrowing its operations to focus on its higher margin, North American operations by closing the sale of its U.K., Ireland and Georgia operations.

  Gross margin decreased 13% to $142.5 million, primarily due to a decline in the residential customer base related to the Company’s efforts to reduce non-paying customers in Texas and onboard higher quality customers through alternative channels as well as the exit from certain markets.

  Administrative expenses, excluding strategic review costs, decreased 15% as a result of savings realized from restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives. Just Energy is on pace to realize approximately $60 million in administrative, selling and capital expenditure cost savings in fiscal 2020.

  Base EBITDA of $38.0 million, decreased 34%, due to the decline in gross margin, as well as higher commission expense due to the ramp-up of the amortization of previously capitalized residential customer acquisition costs. Base EBITDA increased 68%, after excluding a one-time impairment add back in third quarter of fiscal 2020, reflecting the Company’s focus on attracting and retaining higher quality and higher margin customers.

  Finance costs of $28.2 million increased 24% primarily driven by increased interest expense from higher debts and higher interest rates.

  Total Residential Customer Equivalent (“RCE”) count from continuing operations decreased 5% year-over-year to 3.5 million RCEs, reflecting the transition from an RCE-driven focus to greater emphasis on attracting and retaining strong-fit customers that will deliver greater profitability.

  Embedded gross margin of $1,839.8 million decreased 13% compared to the embedded gross margin for the three months ended December 31, 2018, as a result of the decline in the North American consumer commodity customer base.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$658,521	(10)%	$734,205
Gross margin	142,484	(13)%	164,461
Administrative expenses	39,616	(5)%	41,921
Selling and marketing expenses	51,270	(1)%	51,706
Restructuring costs	-	(100)%	2,746
Finance costs	28,178	24%	22,762
Profit from continuing operations	29,336	(31)%	42,571
Profit (loss) from discontinued operations	6,293	NMF[3]	(90,156)
Profit (loss) for the period[1]	35,629	NMF[3]	(47,585)
Earnings per share from continuing operations available to shareholders - basic	0.18		0.27
Earnings per share from continuing operations available to shareholders - diluted	0.16		0.25
Dividends/distributions	-	(100)%	21,434
Base EBITDA from continuing operations[2]	37,950	(34)%	57,105
Base Funds from continuing operations[2]	5,722	NMF[3]	(3,270)
Payout ratio on Base Funds from continuing operations[2]	0%		755%

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” in Q3 fiscal 2020’s Management’s Discussion and Analysis.
3 Not a meaningful figure.

Outlook

Just Energy continues to focus on enhancing its customer base by adding new, high-quality customers and providing a variety of energy management solutions to its customer base to drive customer loyalty and improved profitability.

The impact of cost cutting initiatives implemented to date is evident in the third quarter results and Just Energy expects this progress to continue as additional changes are made. The Company is on pace to realize approximately $60 million in administrative, selling and capital cost savings in fiscal year 2020 and will continue to review its operations for additional ways to improve efficiencies and lower its cost structure.

The recent sale of non-core operations and exiting of lower potential markets demonstrates Just Energy’s commitment to focus on its higher margin North American operations. The sale of the U.K. and Ireland operations is now complete, as is the sale of the Company’s Georgia assets, and Just Energy continues to actively market its remaining non-core operations.

The previously announced strategic review has provided valuable insights into how best to unlock additional value from the business through a comprehensive review of capital expenditures, streamlining the organization and further refinement of the geographic footprint via disposition of non-core businesses. In addition to identifying cost saving actions and refinement of the Company’s geographic footprint, the Company has been active in discussions with respect to strategic transaction opportunities. While no decisions related to any strategic alternative have been reached at this time, the strategic review process is advancing down a path consistent with the Board’s goal of an outcome that is in the best interests of Just Energy and its stakeholders.  Just Energy anticipates announcing a decision on the strategic review by June 30, 2020.  In the interim, the Company does not intend to comment further with respect to the strategic review unless and until it determines that additional disclosure is appropriate in the circumstances and in accordance with the requirements of applicable securities laws. The Company cautions that there is no assurance that a transaction will result from the strategic review.

As a result of lower than expected Base EBITDA and free cash flow in the third quarter of fiscal 2020 and lower fiscal year to date customer additions, management revised its full year fiscal 2020 Base EBITDA guidance from continuing operations to between $150 million to $170 million, from $180 million to $200 million, and decreased fiscal year 2020 free cash flow guidance to between $0 million to $20 million, from $50 million to $70 million. Free cash flow is defined as cash flow from operating activities minus cash flow from investing activities.

Embedded Gross Margin

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)

	As at	As at	Dec. 31 vs.	As at	2019 vs.
	Dec. 31,	Sept. 30,	Sept. 30,	Dec. 31,	2018
	2019	2019	variance	2018	variance
Commodity embedded gross margin	$1,804.8	$1,852.5	(3)%	$2,072.0	(13)%
VAPS embedded gross margin	35.0	39.5	(11)%	46.0	(24)%
Total embedded gross margin	$1,839.8	$1,892.0	(3)%	$2,118.0	(13)%
  Embedded gross margin from continuing operations of $1.8 billion decreased 13% year-over-year due to the decline in the North American consumer commodity customer base.
Customer Summary

	As at	As at
	Dec. 31,	Dec. 31,	% increase
	2019	2018	(decrease)

Consumer	1,039,000	1,257,000	(17)%
Commercial	120,000	107,000	12%
Total customer count	1,159,000	1,364,000	(15)%
  Total customer count decreased 15% to 1,159,000 compared to the prior quarter, excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality and long-lasting customers as well as the natural attrition of the customer base.

Annual Gross Margin per RCE

	Q3 Fiscal	Number of	Q3 Fiscal	Number of
	2020	RCEs	2019	RCEs

Consumer customers added or renewed	$273	126,000	$344	170,000
Consumer customers lost	307	122,000	291	129,000
Commercial customers added or renewed[1]	65	114,000	77	157,000
Commercial customers lost	78	70,000	68	97,000

[1]Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.
  Average gross margin per RCE for the customers added or renewed by the Consumer segment was 21% lower in the current period compared to the corresponding quarter in fiscal 2019 as a result of competitive pricing. The average gross margin per RCE for the Consumer customers lost increased as a result of attrition in response to the margin optimization implemented in fiscal 2019, while the customers in the prior period were dropping at lower margin rates.
  For the Commercial segment, the average gross margin per RCE for the customers added or renewed during the three months ended December 31, 2019 was a decrease of 15% as a result of competitive pricing pressures in North America.
Commodity RCE Summary

	Oct. 1,			Failed to	Dec. 31,	% increase	Dec. 31,	% increase
	2019	Additions	Attrition	renew	2019	(decrease)	2018	(decrease)
Consumer
Gas	357,000	9,000	(17,000)	(6,000)	343,000	(4)%	466,000	(26)%
Electricity	915,000	46,000	(55,000)	(10,000)	896,000	(2)%	1,010,000	(11)%
Total Consumer RCEs	1,272,000	55,000	(72,000)	(16,000)	1,239,000	(3)%	1,476,000	(16)%
Commercial
Gas	437,000	29,000	(8,000)	(10,000)	448,000	3%	432,000	4%
Electricity	1,791,000	136,000	(53,000)	(46,000)	1,828,000	2%	1,793,000	2%
Total Commercial RCEs	2,228,000	165,000	(61,000)	(56,000)	2,276,000	2%	2,225,000	2%
Total RCEs	3,500,000	220,000	(133,000)	(72,000)	3,515,000	-	3,701,000	(5)%
  Total RCE base of 3.5 million declined 5% from December 31, 2018 to December 31, 2019.
  Gross RCE total additions for the quarter ended December 31, 2019 were 220,000, compared to 217,000 for the corresponding quarter of fiscal 2019, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability.
  Total Consumer RCE additions amounted to 55,000 for the quarter ended December 31, 2019, a 46% decrease from the corresponding quarter ended December 31, 2018, primarily driven by a greater emphasis on attracting and retaining strong-fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2019.
  Consumer failed to renew RCEs for the three months ended December 31, 2019, decreased 41% to 16,000 RCEs compared to the corresponding quarter of fiscal 2019 due to improved retention offerings, including the Perks Points loyalty program.
  Commercial RCE additions were 165,000 for the three months ended December 31, 2019, a 43% increase over the prior comparable quarter of fiscal 2019 due to improved retention offerings. Commercial failed to renew for the three months ended December 31, 2019 of 56,000 RCE’s decreased 16% from the corresponding quarter in fiscal 2019.
  Overall, the renewal rate was 59% for the trailing 12 months ended December 31, 2019, an increase from 57% for the trailing 12 months ended December 31, 2018. The Consumer renewal rate increased to 72%, and the Commercial renewal rate increased to 54%. The increase in the overall renewal rate is driven by improved retention offerings.

Balance Sheet & Liquidity

  Total cash and short-term investments increased from $9.9 million as at March 31, 2019 to $18.0 million as at December 31, 2019. The increase in cash is primarily attributable to the cash savings from the restructuring actions that occurred in fiscal 2019, along with suspension of the Company’s dividend and seasonality of the Company’s operations.
  Total debt was $774.6 million as at December 31, 2019, up from $725.4 million as at March 31, 2019. Redemptions on the 6.5% convertible bonds and the Filter Group debt during the first nine months of fiscal 2020 were offset by withdrawals on the 8.75% loan and the credit facility during the same period. Credit facility draws of $256.4 million were reclassified from non-current to current in fiscal 2020.
  The Company is currently in constructive discussion with lenders regarding the renewal of its credit facility.

Earnings Call

The Company will host a conference call and live webcast with R. Scott Gahn, Just Energy’s Chief Executive Officer, and Jim Brown, Chief Financial Officer, to review the fiscal third quarter results beginning at 2:00 p.m. Eastern Time on Feb. 10, 2020.

Just Energy Conference Call and Webcast

  Monday, February 10, 2020
  2:00 p.m. ET

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID# is 7594987. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/vk4uubrm

A webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and TerraPass.

Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements and information, including statements and information regarding, guidance for Base EBITDA and free cash flow for the fiscal year ending March 31, 2020; the Company’s ability to improve its business by boosting efficiency and lowering costs; the success of the Company’s cost reductions and optimization efforts; the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year; the Company’s ability to identify further opportunities to improve its cost structure; discussions with lenders, the timing and results of the strategic review process, including achieving an outcome that is in the best interest of the Company and its stakeholders; the Company’s transition from a purely RCE driven focus; improvement in the Company’s expected credit loss experience; the Company’s ability to attract and retain strong-fit customers and the impact thereof on the achievement by the Company of greater profitability; the impact of the actions and remediation efforts taken or implemented by the Company in remediating the material weaknesses in the Company’s internal controls over financial reporting. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer credit risk, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

NON-IFRS MEASURES

The financial measure such as “EBITDA”, “Base EBITDA”, “FFO”, “Base FFO”, “Base FFO Payout Ratio”, “free cash flow” and “Embedded Gross Margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Fiscal 2019 Annual Report’s management’s discussion and analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca